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                            July 21, 2022

       Vlad Vitoc, M.D., M.B.A.
       Chief Executive Officer
       MAIA Biotechnology, Inc.
       4444 West Lake Street, Suite 1700
       Chicago, IL 60606

                                                        Re: MAIA Biotechnology,
Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed July 21, 2022
                                                            File No. 333-264225

       Dear Dr. Vitoc:

              We have reviewed your amended registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2022 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       Capitalization, page 63

   1. We note your changes in response to prior comment 1. It does not appear as though that the shares issued from
the exercise of warrants described in your second bullet point are reflected in your pro
forma shares outstanding of 8,416,032 or your pro forma as adjusted shares outstanding of
10,220,119. Please revise your filing accordingly.
 Vlad Vitoc, M.D., M.B.A.
MAIA Biotechnology, Inc.
July 21, 2022
Page 2




       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding the comment on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,
FirstName LastNameVlad Vitoc, M.D., M.B.A.
                                                         Division of
Corporation Finance
Comapany NameMAIA Biotechnology, Inc.
                                                         Office of Life
Sciences
July 21, 2022 Page 2
cc:       Janeane Ferrari, Esq.
FirstName LastName